LIVE INC.

315 Montgomery Street, 9th Floor

San Francisco, CA 94104

480-902-3062

October 28, 2019

Via EDGAR

Securities and Exchange Commission

Attn: Mr. Michael Foland, Esq.

Division of Corporate Finance

Washington DC 20549

Re: Live Inc.

File No. 333-230070

Dear Mr. Foland:

Live Inc. hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 10:00 AM, Eastern Time, on Thursday, October 31, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter, please contact Daniel H. Luciano, Esq., counsel for the Company.

Sincerely,

Live Inc.

/s/ Keith Wong

Keith Wong

President